

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2022

Sanjay Kalra
Chief Financial Officer
Harmonic Inc.
2590 Orchard Parkway
San Jose, California 95131

      Re: Harmonic Inc.
         Form 10-K for the Year Ended December 31, 2021
         Filed February 28, 2022
         File No. 000-25826

Dear Mr. Kalra:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Manufacturing